EXHIBIT 99
FOR IMMEDIATE RELEASE
MICROFIELD GROUP REPORTS SECOND QUARTER 2006 RESULTS
Portland, OR — August 10, 2006 — Microfield Group, Inc. (OTC Bulletin Board: MICG) announced financial results today for the three and six months ended July 1, 2006. Sales for the second quarter 2006 increased to $24,298,000 from $9,007,000 in the three months ended July 2, 2005, and from $15,833,000 in the first quarter 2006. This increase is primarily a result of sales from the subsidiaries added to Microfield in 2005. The Company recorded net income of $1,052,000 (or $0.02 per diluted share) in the second quarter of 2006 compared to a net loss of $162,000 (or $(0.01) per share) in the second quarter 2005.
Included in the net income in the current quarter is non-cash income of $2,460,000 from the revaluation of a warrant liability stemming from the warrants issued as a part of the October 2005 private placement, and a non-cash charge of $479,000 from stock-based compensation, now required to be expensed in the statement of operations. On a non-GAAP basis, excluding these two non-cash items, the company would have incurred a net loss for the quarter of $929,000 (or $(0.01) per share.
Sales, general and administrative (S, G & A) costs for the three months ended July 1, 2006 were $4,096,000 compared to $1,632,000 in the three months ended July 2, 2005. This increase in overhead expenses between periods is due to the inclusion of the S, G & A expenses from the two merged companies, which were not part of the consolidated group in the three months ended July 2, 2005 and $479,000 in stock-based compensation expenses in the current quarter. These charges were not required to be expensed in the prior year.
Revenue and net loss for the six months ended July 1, 2006 were $40,132,000 and $4,170,000, respectively, compared to revenue and net loss for the six months ended July 2, 2005 of $17,901,000 and $203,000, respectively. Included in the current six month loss are non-cash charges of $1,437,000 for the revaluation of warrants, and $976,000 in stock-based compensation expense.
Commenting on the second quarter results, Rod Boucher, Chief Executive Officer, said, “In this past quarter we saw higher levels of revenue in our high voltage infrastructure business due largely to our Big Horn wind project. While revenues generated by the energy transaction business were lower than expected, we are encouraged by the growth in the number of new participant contracts signed during the quarter.” Boucher added, “We are continuing to sign new participant contracts and are working to achieve quicker adoption and use of our technology in energy curtailment programs by our participants.”
About Microfield Group, Inc.
Microfield Group, Inc. supplies high value technologies and services to electricity providers and consumers. The Company identifies, enhances, integrates, and compensates the inherent capabilities of electric energy consumers to improve the efficiency of regional electric grids, including related electric transaction, infrastructure, design and construction services. These services include support for wind and solar generation, building controls, telecommunications, and security. Microfield is headquartered in Portland, Oregon, and its common stock is traded on the OTC Bulletin Board under the symbol “MICG.” Additional information about Microfield is available at www.microfield.com.
Forward-Looking Statements
This press release includes statements that may constitute “forward-looking” statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause or contribute to such differences that include, but are not limited to, competitive factors, the success of new products in the marketplace, dependence upon third party vendors, and the ability to obtain financing. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.
Contact:
Salzwedel Financial Communications
Jeff Salzwedel, (503) 722-7300 (Investor Relations)
Microfield Group, Inc.
Randy Reed, CFO, (503) 419-3580